Mail Stop 3561

May 9, 2008

By Facsimile and U.S. Mail

Victor Zhou
Chief Executive Officer
The Hartcourt Companies, Inc.
Room 1405, China Enterprise Tower Complex
No. 2, Hua Shan Road
Shanghai, China 200040

> **Re:** **The Hartcourt Companies, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2007**
> **Filed September 13, 2007**
> **File No. 001-12671**
> **Form 10-Q for the Quarterly Period Ended November 30, 2007**
> **Filed January 11, 2008**
> **File No. 001-12671**

Dear Mr. Zhou:

We have reviewed your response dated March 25, 2008 to our comment letter dated February 26, 2008 and have the following additional comments. Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 31, 2007

MD&A, page 20

1. We note your response to prior comment two in our letter dated February 26, 2008. Please show us in your supplemental response what the revisions will look like that you intend to include in the amended filing.

Mr. Victor Zhou
The Hartcourt Companies, Inc.
May 9, 2008
Page 2

Item 8. Financial Statements and Supplementary Data, page 30

Consolidated Balance Sheets, page 31

2. We note your responses to prior comments seven and eight in our letter dated
    February 26, 2008. Please advise or revise your financial statements to
    characterize and present your discontinued operations in accordance with
    paragraph 43 of SFAS No. 144. Please also expand Note 13 to include all of the
    disclosures required by paragraphs 47 of SFAS No. 142 and the presentation and
    disclosure requirements of paragraphs 46 and 47 of SFAS No. 144, separately for
    each disposed component, so as to highlight the impairment charges, gains or
    losses and amounts of pretax revenue and profits and tax effects included in
    discontinued operations or disclose why any requirement is not applicable.

3. We note your response to prior comment nine in our letter dated February 26,
    2008. Please show your minority interests separately when disclosing the classes
    of assets and liabilities in Control Tech and Shanghai Huaqing assets held for
    sale. Please also disclose and tell us in your response if each disposed entity
    reporting losses in any of the periods presented, if losses applicable to the
    minority interest in the subsidiary exceeded the minority owners' capital and, if
    so, whether you charged those further losses entirely to the majority interest
    owner, to the extent applicable. See paragraph 15 of ARB 51.

Note 9 Acquisition, page 48

4. We note your response to prior comment 19 in our letter dated February 26, 2008.
    Please tell us the facts and circumstances that support the impairment being
    recorded in the quarter ended November 30, 2007 and not prior periods. Your
    Form 10-Q as of November 30, 2007 does not include the disclosures required by
    paragraph 47 of SFAS No. 142.

5. Your response states China Princely did not possess accreditation or authorization
    from the government. Please tell us if China Princely reported any revenues in
    the periods presented in Note 9 and how being unaccredited and lacking
    regulatory approval impacted its ability to conduct operations as of May 31, 2007.
    Then tell us how this fact was considered and prioritized with other existing
    observable inputs used to measure the entity's estimated fair value in your cash
    flow projections. Please be specific in your response and provide the valuation
    report to support your conclusion.

Note 13 Discontinued Operations, page 49

6. We note your response to prior comment 20 in our letter dated February 26, 2008 and we repeat our request to provide us with an example of the revised disclosure, as applicable.

Item 15. Exhibits and Financial Statement Schedules

7. We note your response to prior comment 22 in our letter dated February 26, 2008 and we repeat our request to provide a detailed explanation of the regulatory restrictions *and* the SAB Topic 6.K.2 analysis to confirm you are not required to provide condensed parent company financial information. Your disclosure on page 15 states the Chinese government prevents Chinese enterprises from making payments to affiliates located overseas except in very limited circumstances. Please tell us and disclose those circumstances. Rule 4-08(e) of Regulation S-X specifically requires additional disclosures when a registrant's proportionate share of net assets of its subsidiaries may not be transferred to the parent company in the form of loans, advances or cash dividends by without the consent of a foreign government.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, or Donna Di Silvio, Review Accountant, at (202) 551-3202, if you have any questions regarding the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief